SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRIVATE INSTRUMENT OF INDENTURE OF THE FIFTH (5th) ISSUE OF UNSECURED NON-CONVERTIBLE DEBENTURES, IN A SINGLE SERIES, FOR PUBLIC OFFERING WITH RESTRICTED PLACEMENT EFFORTS OF COMPANHIA SIDERÚRGICA NACIONAL

By this present private instrument, as Issuer,

(a) COMPANHIA SIDERÚRGICA NACIONAL, a corporation registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM"), with head offices in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, n.º 3400, 20º andar, CEP 04538-132, corporate taxpayer ID (CNPJ/MF) 33.042.730/0001-04, with its articles of incorporation registered at the Board of Trade of the State of São Paulo ("JUCESP"), under the company registry (NIRE) 35300396090, represented herein pursuant to its Bylaws ("Issuer");

and as trustee, representing the community of debenture holders of the fifth (5th) public issue of Issuer debentures (“Debenture Holders” and severally, “Debenture Holder”),

(b) OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a corporation with head offices in the City and State of Rio de Janeiro, located at Avenida das Américas, n.º 500, Bloco 13, sala 205, corporate taxpayer ID (CNPJ/MF) 36.113.876/0001-91, represented herein pursuant to its Bylaws (“Trustee”);

hereby in the best terms of the law enter into this present “Private Instrument of Indenture of the fifth (5th) Issue of Unsecured Non-Convertible Debentures in a Single Series for Public Offering with Restricted Placement Efforts of Companhia Siderúrgica Nacional (respectively, “Indenture”, “Issue” and “Debentures”), which shall be ruled by the following clauses and conditions:

CLAUSE 1 – AUTHORIZATION

1.1. This present Indenture is executed according to the resolution taken at the Issuer’s Board of Directors Meeting held on July 12, 2011 (“RCA”), pursuant to Article 59, Law 6404 of December 15, 1976, as amended (“Brazilian Corporate Law”).

CLAUSE 2 – REQUIREMENTS

The issue of Debentures shall occur by observing the following requirements:

2.1. Registration exemption at CVM and ANBIMA – Brazilian Association of Financial and Capital Market Entities

2.1.1. The public offering of Debentures of this Issue shall be conducted pursuant to CVM Instruction 476 of January 16, 2009, as amended (“CVM Instruction 476”) and other applicable legal and regulatory provisions, thus, automatically exempted from registering the offering before CVM referred to by Article 19, Law 6385 of December 7, 1976, as amended (“Restricted Offering”).

2.1.2. The Restricted Offering will be automatically exempted from registration at ANBIMA – Brazilian Association of Financial and Capital Market Entities (“ANBIMA”), pursuant to Paragraph 1, Article 25 of “ANBIMA Code of Regulation and Best Practices for Public Offerings and Acquisition of Securities”.

2.2. Filing at the Board of Trade of the State of São Paulo and Publication of the Minutes of the Board of Directors Meeting (RCA)

The minutes of the Board of Directors Meeting which resolved on the Issue will be duly filed at the Board of Trade of the State of São Paulo (“JUCESP”) and published (i) in the Official Gazette of the State of São Paulo (“DOESP”) and (ii) in the newspaper Valor Econômico, national edition, pursuant to Article 62, section I of the Brazilian Corporate Law.

2.3. Registration of this Indenture

This present Indenture and any amendments will be registered at JUCESP, pursuant to Article 62, Section II of the Brazilian Corporate Law.

2.4. Registration for the Offering and Trading

2.4.1. Debentures will be registered to be offered on the primary market and traded on the secondary market through the Securities Distribution System (“SDT”) and Debentures National System (“SND”), respectively, both managed and operated by CETIP S.A. –OTC Clearing House (“CETIP”); the offering and trading are settled and Debentures are electronically held under the custody of CETIP.

2.4.2. Notwithstanding item 2.4.1 above, Debentures only can be traded among Accredited Investors (as defined hereinbelow), after elapsing ninety (90) consecutive days from their subscription or acquisition by Accredited Investors, pursuant to Articles 13 and 15 of CVM Instruction 476, respectively, and as long as the Issuer has been complying with the obligations provided for in Article 17 of CVM Instruction 476.

2.5. Purpose of the Issuer

Pursuant to its Bylaws, the Issuer’s purpose includes the manufacturing, transformation, trading, including imports and exports of steel products, steel byproducts, as well as the exploration of any other related or similar activities, which directly or indirectly refer to the Issuer’s purpose, such as: mining, cement and carbochemical industries, manufacturing and assembly of steel frames, construction, transportation, navigation, port activities.

CLAUSE 3 – CHARACTERISTICS OF THE ISSUE

3.1. Number of the Issue

This present Issue represents the fifth issue for the public offering of Issuer Debentures.

3.2. Total Amount of the Issue

The total amount of the Issue shall be one billion, one hundred and fifty million reais (R$1,150,000,000.00) on the Date of Issue, as defined hereinbelow (“Total Amount of the Issue”).

3.3. Number of Series

The Issue shall be made in a single series.

3.4. Allocation of Funds

Net proceeds obtained by the Issuer through the Issue and the Restricted Offer, less regular deductions, offering commissions and estimated expenses to be paid by the Issuer shall be fully allocated to finance the Issuer’s working capital and other usual activities.

3.5. Amount of Debentures

One hundred and fifteen (115) Debentures will be issued.

3.6. Agent Bank and Bookkeeping Agent

The Agent Bank of this present Issue shall be Itaú Unibanco S.A., a financial institution headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, n° 100, Corporate Taxpayer ID (“CNPJ/MF”) 60.701.190/0001-04 ("Agent Bank”) and the bookkeeping agent of Debentures shall be Itaú Corretora de Valores, S.A., a financial institution, headquartered in the City and State of São Paulo at Avenida Brigadeiro Faria Lima, 3.400, 10o andar, Corporate Taxpayer ID (CNPJ) 61.194.353/0001-64 (“Bookkeeping Agent”).

3.7. Debenture Holders Immunity

If any Debenture Holder enjoys any type of immunity or tax exemption, he shall send to the Agent Bank, within, at least, ten (10) Business Days before the date estimated to receive the amounts related to Debentures, a document evidencing this immunity or tax exemption, under the penalty of deducting the amounts due pursuant to prevailing tax laws from his proceeds.

CLAUSE 4 – CHARACTERISTICS OF DEBENTURES

4.1. Placement and Plan of Distribution

4.1.1. Debentures shall be purpose of public offering with restricted placement efforts, pursuant to CVM Rule 476, mediated by BANCO SANTANDER (BRASIL) S.A, a financial institution composing the securities distribution system, with head offices in the City and State of São Paulo, located at Avenida Presidente Juscelino Kubitschek, n.º 2041 e 2235 – Bloco A, corporate taxpayer ID (CNPJ/MF) 90.400.888/0001-42, in the capacity as lead manager of the Restricted Offering (“Lead Manager”), under the firm commitment regime for the entire amount of Debentures, pursuant to the “Public Offering Agreement with Restricted Placement Efforts of Unsecured Non-Convertible Debentures, in a Single Series, under the Placement Firm Commitment Regime of the fifth (5th) Issue of Companhia Siderúrgica Nacional” to be entered into between the Issuer and the Lead Manager (“Offering Agreement”).

4.1.2. The plan of distribution shall observe the procedure described in CVM Rule 476 (“Plan of Distribution”). Therefore, the Lead Manager may access, at most, fifty (50) Accredited Investors, and subscription or acquisition is available for at most, twenty (20) Accredited Investors, as defined hereinbelow.

4.1.3. The target-public of the Restricted Offering will be accredited investors, thus defined pursuant to Article 109 of CVM Rule 409 of August 18, 2004, as amended, also observing the provisions of Article 4 of CVM Rule 476 (“Accredited Investors”).

4.1.3.1. Pursuant to CVM Rule 476 and for the purposes of the Restricted Offering described in this present Clause: (i) all investment funds will be deemed as Accredited Investors, even if destined to non-accredited investors and (ii) individuals and entities deemed as Accredited Investors shall subscribe or acquire, within the scope of the Restricted Offering, Debentures at the minimum amount of one million reais (R$1,000,000.00).

4.1.4. The Issue and the Restricted Offering cannot be increased under any circumstance.

4.1.5. The placement of Debentures will occur according to SDT procedures, managed and operated by CETIP and with a Plan of Distribution provided for in this Clause.

4.1.6. Upon subscription and payment of Debentures, each Accredited Investor will sign a statement attesting, among other issues, is aware that (i) the Restricted Offering was not registered before CVM and ANBIMA; and (ii) Debentures are subject to trading restrictions provided for herein, in the Offering Agreement and applicable rules, and also through this statement shall express his express agreement with all the terms and conditions (“Accredited Investor Statement”).

4.1.7. No discount shall be granted to those interested in acquiring Debentures within the scope of the Restricted Offering and advance reservations shall not exist, nor maximum or minimum lots, regardless of the chronological order.

4.1.8. No liquidity cushion shall be created nor a Debentures liquidity agreement. In addition, Debentures price stabilization agreement shall not be executed on the secondary market.

4.2. Debentures Date of Issue

For all legal purposes, the Debentures date of issue shall be July 20, 2011 (“Date of Issue”).

4.3. Unit Face Value of Debentures and Adjustment of Debentures Unit Face Value

4.3.1. Debentures unit face value (“Unit Face Value”), on the Date of Issue shall be ten million reais (R$10,000,000.00), pursuant to sub-item (ii) of item 4.1.3.1. above.

4.3.2. Debentures Unit Face Value will neither be restated nor adjusted by any index.

4.4. Form, Convertibility and Proof of Debentures Ownership

4.4.1. Debentures will not be convertible into shares issued by Issuer. Debentures will be issued as registered, book-entry debentures, without issuing certificates.

4.42. For all legal purposes, the ownership of Debentures will be evidenced by a deposit account statement issued by the Bookkeeping Agent, in the capacity as the financial institution liable for the bookkeeping of Debentures. In addition, a statement issued by CETIP will also be acknowledged as proof of Debentures ownership, on behalf of the Debenture holder when Debentures are held under the electronic custody of SND.

4.5. Type

4.5.1. Debentures shall be unsecured and Debenture holders shall not have priority in relation to other unsecured creditors of the Issuer, pursuant to Article 58 of Brazilian Corporate Law.

4.6. Price and Form of Subscription and Payment

4.6.1. Debentures shall be subscribed by their Unit Face Value, plus Remuneration (as defined hereinbelow), calculated pro rata temporis, as of the Date of Issue to the date of effective payment of Debentures.

4.6.2. Debentures shall be fully paid in cash, in domestic currency, upon subscription, according to CETIP’s settlement rules.

4.7. Effectiveness and Maturity Date

Debentures shall be effective for eight (8) years as of the Date of Issue, thus, maturing on July 20, 2019 ("Maturity Date”).

4.8. Amortization

4.8.1. The Unit Face Value shall be amortized in three (3) annual installments, as of the sixth (6th) year as of the Date of Issue, the first installment shall be due on July 20, 2017 and others on the dates indicated below (“Debentures Amortization Date”):

Dates and Percentages of Payment of Principal
1st installment	July 20, 2017	33.3%
2nd installment	July 20, 2018	33.3%
3rd installment	Maturity Date	33.4%

4.9. Remuneration

4.9.1. The Unit Face Value or the balance of Unit Face Value, where applicable, shall bear compensatory interest rate corresponding to one hundred, ten wholes and eighty hundredths percent (110.80%) of the accumulated variation of the DI daily average rates, one-day interbank deposit rate, over extra group, expressed as annual percentage, basis of two hundred and fifty-two (252) business days, daily calculated and published by CETIP (“DI Rate”) in the daily bulletin available on its website (http://www.cetip.com.br). The remuneration shall be calculated exponentially and cumulative, pro rata temporis per Business Days elapsed, as of the Date of Issue or the immediately preceding Payment Date of Remuneration (as defined hereinbelow), where applicable, until the date of its effective payment, observing the payment schedule of the Remuneration described in item 4.9.2. below ("Remuneration"), according to the formula below:

J = VNe x (DIFactor – 1)

where:

J    Remuneration amount due pursuant to item 4.9.1 above, calculated with six (6) non-rounded off decimal places;

VNe    Unit Face Value or balance of Outstanding Debentures Unit Face Value, where applicable (as defined in item 7.7 below), informed/calculated with six (6) non-rounded off decimal places;

DIFactor    Product of DI-Over Rates using a percentage applied as of the start date of capitalization, inclusive, until the date of calculation, exclusive, calculated with rounded-off eight (8) decimal places, as follows:

where:

nDI  Total number of DI-Over Rates, and " nDI " is a whole number;

k    Corresponds to the number of order of DI rates, ranging from 1 to nDI

p    Percentage to be applied over DI-Over Rate, with two (2) decimal places, corresponding to one hundred, ten wholes and eighty hundredths percent (110.80%);

TDIk    DI-Over Rate, of k order, daily expressed, calculated with rounded-off eight (8) decimal places, as follows:

where:

DIk    DI-Over Rate published by CETIP, valid for one (1) Business Day (overnight), used with two (2) decimal places;

Notes:

1) The resulting factor of the expression  will be regarded with sixteen (16) non-rounded off decimal places.

2) The product of daily factors  , and for every accumulated daily factor, the product truncates with sixteen (16) decimal places, applying the next daily factor and henceforth until the last decimal place considered.

3) Once the factors are accumulated, the “DIFactor” resulting factor with eight (8) rounded-off decimal places is considered.

4) DI Rates shall be used considering identical number of decimal places disclosed by the entity liable for their calculation.

4.9.2. The Remuneration will be paid quarterly as of the Date of Issue, on the dates indicated in the table below (each payment date of Remuneration, a “Payment Date of Remuneration”).

Payment Dates of Remuneration
1st ) October 20, 2011	17th ) October 20, 2015
2nd ) January 20, 2012	18th ) January 20, 2016
3rd ) April 20, 2012	19th ) April 20, 2016
4th ) July 20, 2012	20th ) July 20, 2016
5th ) October 20, 2012	21st ) October 20, 2016
6th ) January 20, 2013	22nd ) January 20, 2017
7th ) April 20, 2013	23rd ) April 20, 2017
8th ) July 20, 2013	24th ) July 20, 2017
9th ) October 20, 2013	25th ) October 20, 2017
10th ) January 20, 2014	26th ) January 20, 2018
11th ) April 20, 2014	27th ) April 20, 2018
12th ) July 20, 2014	28th ) July 20, 2018
13th ) October 20, 2014	29th ) October 20, 2018
14th ) January 20,2015	30th ) January 20, 2019
15th ) April 20, 2015	31st ) April 20, 2019
16th ) July 20, 2015	32nd ) July 20, 2019

4.9.3. The holders of Outstanding Debentures at the end of the Business Day immediately preceding the Payment Date of Remuneration shall be eligible to the Remuneration.

4.9.4. If on the maturity date of any Issuer’s monetary liability provided for herein, DI rate is not disclosed by CETIP, in replacement thereof, the last DI rate disclosed shall be applied to determine TDIk, and no compensation shall be due by the Issuer and Debenture Holders in the subsequent disclosure of applicable DI rate.

4.9.5. In the event DI rate is extinguished, if it is neither calculated nor disclosed over ten (10) consecutive days after the date estimated for its calculation and/or disclosure, or also, in the event of legal impediment to apply the DI rate to Debentures, or legal determination, the DI Rate shall be replaced with the substituting rate legally determined, or in the lack thereof, with the rate adopted by CETIP as DI replacing rate, or, in the lack thereof, the Trustee shall, within no later than five (5) days as of the expiration date of the ten-(10) consecutive day term or the extinguishment date of DI Rate or if DI rate cannot be applied due to legal obligation or order, where applicable, call for the Debenture Holders General Meeting (in the form and terms stipulated in Clause 7 hereof and Article 124 of Brazilian Corporate Law), to resolve by common agreement with the Issuer, the new remuneration parameter for Debentures to be applied, observing the applicable rules. Until this new remuneration parameter for Debentures is not resolved, the percentage corresponding to the last DI rate officially disclosed shall be applied when calculating any monetary liabilities provided for herein to determine "TDIk", and no compensation shall be due between the Issuer and Debenture Holders when the new remuneration parameter for Debentures is resolved.

4.9.6. In the event the Debenture Holders General Meeting provided for in item 4.9.5. above is not instated, or if instated, no agreement is reached on the new Remuneration between the Issuer and Debenture Holders representing, at least, seventy-five percent (75%) of the Outstanding Debentures, the DI Rate shall be replaced with the weighted average interest rate by the volume one-day financing operations, backed by federal government bonds calculated by the Special System of Settlement and Custody - SELIC.

4.9.6.1. Notwithstanding the aforementioned paragraph, if DI Rate is disclosed before said Debenture Holders General Meeting, said general meeting shall no longer be held and DI Rate then disclosed as of the respective date of disclosure shall be used to calculate the Remuneration of Debentures.

4.10. Renegotiation

Debentures shall not be purpose of scheduled renegotiation.

4.11. Early Redemption

4.11.1. Optional Early Redemption

4.11.1.1. The Issuer reserves the right of, at any time, at its sole discretion, promoting the early partial or full redemption of Outstanding Debentures by sending a notification to the Trustee and releasing the “Notice to Debenture Holders” (jointly, the “Notice of Early Redemption”) at least, five (5) business days as of the effective date of redemption (“Optional Early Redemption”). The date of Optional Early Redemption shall be mandatorily one Business Day.

4.11.1.2. The Announcement of Optional Early Redemption shall contain the following information: (i) date when the Optional Early Redemption shall be made; (ii) if the Optional Early Redemption shall be partial or total, and if partial, pursuant to Article 55, Paragraph 2 of Brazilian Corporate Law; (iii) the calculation to be applied to obtain the amount payable to Debenture holders as Optional Early Redemption, pursuant to item 4.11.1.3. below; and (iv) any other information necessary to operate the Early Redemption.

4.11.1.3. The Optional Early Redemption shall be made by paying the Unit Face Value or the balance of Unit Face Value, where applicable, plus Remuneration, calculated pro rata temporis as of the Date of Issue or the immediately preceding Payment Date of Remuneration, where applicable, until the date of effective Optional Early Redemption, plus premium corresponding to fifty hundredths percent (a) 0.50% of the Unit Face Value of Debentures, purpose of the redemption referred to herein, if the redemption occurs as of the twelfth (12th) month, exclusive, and before the lapse of time of the seventieth-second (72nd) month, inclusive, as of the Date of Issue, i.e., between July 20, 2012, exclusive, and July 20, 2017, inclusive; and (b) ten hundredths percent (0.10%) of the Unit Face Value or balance of Unit Face Value of Debentures, purpose of redemption referred to herein, where applicable, if redemption occurs after the seventy-two (72)-month lapse of time, exclusive, as of the Date of Issue, i.e., as of July 20, 2017, exclusive, until the Maturity Date (“Premium”).

4.11.1.4. If the Optional Early Redemption is made by the Issuer before the twelve (12)-month lapse of time, as of the Date of Issue, i.e., until July 20, 2012, inclusive, no Premium shall be due by the Issuer to Debenture Holders.

4.11.1.5. The calculation referred to by item 4.11.1.3.above will be made by the Issuer and its memory will be sent to the Trustee, and if Trustee agrees therewith, shall be validated before preparing the Notice of Early Redemption.

4.11.1.6. In the event of partial redemption of Debentures, the raffle criterion shall be adopted to be coordinated by Trustee, pursuant to Article 55, Paragraph 2 of the Brazilian Corporation Law and other applicable rules.

4.11.1.7. For Debentures held under the electronic custody of CETIP, the partial early redemption shall occur through "final purchase and sale on the secondary market", and all phases of this process, such as identification of Debenture Holders, qualification, raffle, verification, apportionment and validation of amounts of Debentures to be redeemed, shall be made out of the scope of CETIP, noting that, if CETIP implements another functionality to operate the early redemption, an amendment to this Indenture or any other formality will not be necessary.

4.11.2. Mandatory Early Redemption

4.11.2.1. In the event of merger, amalgamation (applicable when the Issuer is the mergee), or spin-off of the Issuer, it may ensure the Debenture Holders, if they thus intend, during the minimum term of six (6) months as of the publication date of the minutes of general meeting(s) related to the operation, the mandatory early redemption of Debentures held thereby without any Premium due by the Issuer and without the Issuer incurring in any penalties due to the mandatory early redemption, without prejudice to item 4.11.2.4. below (“Mandatory Early Redemption” and, jointly with Optional Early Redemption, simply referred to as “Early Redemption”).

4.11.2.2. In the assumption provided for in item 4.11.2.1. above, the Issuer shall within two (2) Business Days as of the publication of the minutes of the general meeting(s) related to the operation, notify the Trustee and disclose the “Notice to Debenture Holders” (jointly, the “Notice of Assumption of Early Redemption”), informing on the approval of the operation, as well as the deadline and how Debenture Holders will express their intention of redeeming the Debentures to which they are holders, pursuant to item 4.11.2.1. above.

4.11.2.3. The Debenture Holders intending to make the Mandatory Early Redemption of Debentures shall notify the Issuer, with copy to the Trustee within the term estimated in the Notice of Assumption of Early Redemption.

4.11.2.4. The Mandatory Early Redemption shall be made by paying the Unit Face Value or the balance of Unit Face Value, where applicable, plus Remuneration, calculated pro rata temporis as of the Date of Issue or the immediately preceding Payment Date of Remuneration, where applicable, until the date of effective Optional Early Redemption, without any payment of Premium or penalty due to the Mandatory Early Redemption.

4.11.2.4.1. Should the request of Early Redemption not comprise the total amount of Outstanding Debentures, the payment shall be made through "final purchase and sale operation on the secondary market", and all the phases of this process, such as identification of Debenture Holders, qualification, verification and validation of amounts of Debentures to be redeemed shall be made out of the scope of CETIP, noting that, if CETIP implements another functionality to operate the early redemption, an amendment to this Indenture or any other formality will not be necessary.

4.11.3. Debentures, purpose of the Early Redemption will be canceled by the Issuer.

4.11.4 CETIP shall be notified by means of correspondence with the Trustee´s acknowledgement, at least, two (2) Business Days in advance of the date of Early Redemption.

4.12. Early Maturity

4.12.1. The occurrence of any of the following events shall be deemed as default events (each one, referred to as "Default Event") and may result in the early maturity of Outstanding Debentures and the prompt enforceability of payment by the Issuer of the Unit Face Value or balance of the Unit Face Value of Outstanding Debentures, where applicable, plus Remuneration calculated pro rata temporis, as of the Date of Issue or on the immediately preceding Payment Date of Remuneration, where applicable, until the date of its effective payment, plus charges:

I. the Issuer fails to comply with any monetary liability pursuant to this Indenture and/or Offering Agreement, including the payment of Unit Face Value or balance of Unit Face Value of Outstanding Debentures, Remuneration, default charges or any other charge due, not remedied within five (5) Business Days as of the respective maturity date;

II. the Issuer fails to comply with any non-monetary liability, provided for herein and/or Offering Agreement, not remedied within thirty (30) days as of the date the written notice was received from Trustee or either Debenture Holder;

III. statement of early maturity of any financial (monetary) debt of the Issuer and/or any of its consolidated subsidiaries, including abroad, whose individual amount is equal to or exceeds the amount in domestic currency corresponding to fifty million U.S. dollars (US$50,000,000.00), not remedied within thirty (30) days as of the date this early maturity is declared;

IV. if the Issuer faces a protest of bills where the total amount corresponds in domestic currency to at least, three hundred million U.S. dollars (US$ 300,000,000.00), unless, if within no later than thirty (30) days as of the date of protest, the Trustee evidences that: (i) the protest occurred due to third party’s error or bad faith; (ii) the protest was canceled; or (iii) the amount of bills protested was deposited in court;

V. failure to comply with any final and unappealable court decision that represents clear legal obligation of payment ordered against the Issuer, the individual amount of which is equal to or exceeds in domestic currency the amount of fifty million U.S. dollars (US$50,000,000.00), as long as it is not remedied within sixty (60) days as of the date scheduled for the payment of said adverse judgment;

VI. (a) the Issuer petitions for bankruptcy, without challenge and/or, where applicable, the preventive deposit within legal term; (b) the Issuer proposes an out-of-court composition with any of its creditors; or (c) the Issuer or third parties petition for court reorganization, as long as the proceeding is accepted by the judge;

VII. merger, amalgamation (applicable when the Issuer is the mergee) or the spinoff of the Issuer, except if: (a) the operation has been previously approved by Debenture Holders of at least, seventy-five percent (75%) of the Outstanding Debentures, or at least, the majority of Outstanding Debentures when referring to merger or amalgamation of the Issuer into Vicunha Siderurgia S.A., Vicunha Aços S.A. or Vicunha Steel S.A., or another company of the same economic group of the Issuer; or (b) pursuant to items 4.11.2.1. and 4.11.2.2. hereof, and if Debenture Holders so intend, they are ensured, during the minimum term of six (6) months as of the publication date of the minutes of the general meeting(s) related to the operation, the Mandatory Early Redemption of Debentures to which they are holders by the Unit Face Value or balance of the Unit Face Value of Outstanding Debentures, where applicable, plus Remuneration, calculated pro rata temporis as of the Date of Issue or as of the immediately preceding Payment Date of Remuneration, where applicable, without any Premium due by the Issuer and without the Issuer incurring in any penalty due to the Mandatory Early Redemption;

VIII. if the Issuer no longer has as its purpose the exploration of steel activities and related activities, and as long as this change adversely affects the Issuer’s capacity of complying with its obligations provided for in this Indenture and/or in the Offering Agreement; and

IX. the Issuer is transformed into a limited liability company, pursuant to Articles 220 to 222 of Brazilian Corporate Law;

4.12.2. If the Default Event provided for in section VI of item 4.12.1. above occurs, Debentures will automatically become overdue, regardless of court or out-of-court notice or notification, and the Trustee shall immediately send to the Issuer a written notice informing about this event, as soon as he is aware thereof.

4.12.3. If any of the other Default Events rather than that provided for in section VI of item 4.12.1. above occur, the Trustee shall call for a Debenture Holders General Meeting, within two (2) Business Days as of the date he becomes aware of said event, to resolve on the non-declaration of early maturity of Debentures, where applicable, observing the call notice procedure provided for in Clause 7 hereof and the specific quorum set forth hereinbelow.

4.12.4. If, at the Debenture Holders General Meeting referred to above the Debenture Holders of, at least, a simple majority of Outstanding Debentures determine the Trustee should not declare the early maturity of Debentures, or, also, if works are suspended for subsequent resolution, the Trustee will not declare the early maturity of Debentures. If this quorum is not achieved, the Trustee shall declare the early maturity of Debentures and shall immediately send to the Issuer and CETIP a written notice informing on this event.

4.12.5. In addition, in the event the Debenture Holders General Meeting is not instated in second call due to lack of quorum, the Trustee shall declare the early maturity of all liabilities deriving from Debentures, adopting the provisions of item 4.12.6. below.

4.12.6. In compliance with this item 4.12., in the event of early maturity of Debentures, the Issuer undertakes to pay the Unit Face Value of each Debenture or balance of Unit Face Value, where applicable, plus Remuneration, calculated pro rata temporis, as of the Date of Issue or the immediately preceding Payment Date of Remuneration, where applicable, until the date of effective payment, besides other charges due pursuant to this Indenture within three (3) Business Days of receipt by the Issuer of the written notice referred to in item 4.12.2. above or the notice referred to in item 4.12.4. above, where applicable, under the penalty of, if Issuer fails to do so, the payment of the default charges provided for in item 4.13 hereof.

4.13. Fine and Default Interest

Without affecting the Remuneration of Debentures, if the Issuer fails to promptly pay any amount due to Debenture Holders pursuant to this Indenture, debts in arrears overdue and unpaid by the Issuer, duly adjusted by Remuneration, as of default date until the date of effective payment shall be subject to, regardless of notice, court or out-of-court notification, default monthly interest of two percent (2%).

4.14. Delay to Receive Payments

Without affecting item 4.13. above, if the Debenture Holder fails to receive the amount corresponding to any Issuer’s monetary liabilities, on the dates provided for herein, or in notice disclosed by the Issuer, pursuant to this Indenture, the Debenture Holder shall not be entitled to receive the Remuneration and/or default charges provided for in item 4.13. above, as of the date the corresponding amount is made available by Issuer to Debenture Holder, but ensuring him the vested rights until referred date.

4.15. Place of Payment

The payments to which Debentures are entitled shall be made by the Issuer on the day of respective maturity through CETIP, in relation to Debentures held under the electronic custody of CETIP, according to its procedures, or in relation to Debentures not held under the electronic custody of CETIP, through the Bookkeeping Agent of Debentures for the holders of Debentures not deposited under the custody of CETIP.

4.16. Term Extension

The terms referring to the payment of any obligation provided for herein shall be deemed as extended until the following Business Day, if its maturity coincides with a national holiday, Saturday or Sunday, without any addition to the amounts payable. Therefore, for other purposes of this Indenture, “Business Day” means any day rather than Saturday, Sunday or national holiday.

4.17. Publicity

All the acts and decisions deriving from the Issue, which anyhow involve Debenture Holders' interests and deriving from legal requirements, shall be published (i) in DOESP and (ii) in the newspaper Valor Econômico, national edition, and the Issuer shall notify the Trustee on the publication thereof on the same date. Other publications, which anyhow, involve Debenture Holders’ interests, but not deriving from a legal requirement can only be published in the newspaper Valor Econômico, national edition, and the Issuer shall notify the Trustee on the publication thereof on the same date. The Issuer may change the newspapers mentioned above by another newspaper widely distributed and of national edition to be adopted in its corporate publications, through written notice to the Trustee and the publication of a notice in the newspaper to be replaced, pursuant to Clause 4.19 below.

4.18. Optional Acquisition

The Issuer at any time may acquire Outstanding Debentures, pursuant to Article 55, Paragraph 3 of Brazilian Corporate Law and the instructions issued by CVM, and this fact shall be included in the Management Report and financial statements. Debentures acquired by the Issuer may, at the Issuer's discretion, be cancelled, be held in treasury or placed again on the market, pursuant to Articles 13 to 15 of CVM Instructions 476, where applicable. Debentures acquired by the Issuer to be held in treasury pursuant to this Clause, if and when placed again on the market, will be entitled to the same Remuneration applicable to the other Outstanding Debentures.

4.19. Amendment to this present Indenture

Any amendments to this Indenture, previously approved by Debenture Holders General Meeting, shall be executed by the Issuer and Trustee and subsequently filed at the Board of Trade of the State of São Paulo (JUCESP).

CLAUSE 5 – ISSUER’S ADDITIONAL LIABILITIES

5.1. Pursuant to other liabilities provided for herein and prevailing laws, while the balance of Unit Face Value of Debentures is not fully paid, the Issuer also undertakes to:

(a) maintain as valid and efficient all the authorizations necessary to sign this Indenture and the Offering Agreement and fully comply with all the obligations provided for in referred documents;

(b) provide to the Trustee: (i) within no later than five (5) Business Days as of the receipt date of respective request, information and/or documents to be reasonably requested by Trustee; (ii) within ten (10) Business Days as of the signature date, a copy of receipt that this Indenture was submitted and any amendments before the Board of Trade of the State of São Paulo (JUCESP); and (iii) within no later than ten (10) Business Days as of the date of respective registration at JUCESP, the original counterpart hereof and any amendments;

(c) notify the Trustee, the Agent Bank, the Bookkeeping Agent and CETIP on any prepayment of Debentures, at least, five (5) Business Days as of the date estimated for the respective prepayment;

(d) keep proper accounting records, where complete and correct entries are made in all negotiations and operations related to its respective business and activities;

(e) hold the Debentures registered for trading on the secondary market before SND, bearing respective costs;

(f) contract and maintain under contract, where applicable, at its expenses, service providers inherent to the obligations provided for herein, including the Trustee, the Agent Bank and the Bookkeeping Agent, the Debentures distribution system on the primary market (SDT) and the Debentures trading system on the secondary market (SND);

(g) make (i) the payment of Trustee’s remuneration; and (ii) as long as requested by Trustee, the payment of duly evidenced expenses incurred by Trustee, pursuant to this Indenture;

(h) promptly notify the Trustee on the call notice by the Issuer of any Debenture Holders General Meeting;

(i) immediately call for the Debenture Holders General Meeting to resolve on any of the matters of Debenture Holders’ interest, pursuant to the laws applicable to the Issue, if Trustee fails to do it within applicable term;

(j) attend, through its representatives, the Debenture Holders General Meetings, whenever this is requested; and

(k) without affecting other obligations provided for above: (i) prepare the Issuer’s consolidated financial statements related to each fiscal year, pursuant to Brazilian Corporate Law and rules issued by CVM; (ii) submit the Issuer’s consolidated financial statements related to each fiscal year to an audit by an independent auditor registered at CVM; (iii) within three (3) months as of the fiscal year closing date, disclose on its Web Page the Issuer’s consolidated financial statements related to each fiscal year, accompanied by the notes to the financial statements and independent auditors’ report; (iv) during a three (3)-year term as of the Date of Issue, keep the documents mentioned in item (iii) on its Web page; (v) comply with CVM Rule 358 of January 3, 2002, as amended ("CVM Rule 358"), referring to the duty of secrecy and trading restrictions; (vi) disclose on its Web page, the occurrence of any material fact, as defined in Article 2 of CVM Rule 358 and announce the occurrence of this material fact immediately to the Lead Manager; and (vii) provide all the information requested by CVM and CETIP.

CLAUSE 6 – TRUSTEE

6.1. The Issuer appoints and empowers as Trustee of the Issue, OLIVEIRA TRUST DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., which hereby accepts the nomination to, pursuant to the laws and this present Indenture, represent the Debenture Holders community interests before the Issuer.

6.2. The Trustee, appointed herein declares that:

(a) it accepts the title to which it was nominated, fully assuming the duties and attributions provided for in specific laws and this Indenture;

(b) it is aware and fully accepts this Indenture, all its clauses and conditions;

(c) it is duly authorized to sign this Deed of Issue and to comply with the obligations provided for herein, and all legal and statutory requirements have been met for this purpose;

(d) the execution of this Indenture and the compliance with its obligations provided for herein does not infringe any obligation previously undertaken by the Trustee;

(e) it is not legally impeded, pursuant to Paragraph 3, Article 66 of Brazilian Corporate Law to perform its duties;

(f) it is not classified into any of the situations of conflict of interests provided for in Article 10 of CVM Rule 28 of November 23, 1983, as amended (“CVM Rule 28”);

(g) it does not have any relationship with the Issuer preventing it from performing its activities;

(h) it is aware of the applicable regulatory provisions issued by the Brazilian Central Bank, especially, the provisions contained in Circular Letter of the Brazilian Central Bank 1832 of October 31, 1990;

(i) this Indenture constitutes licit, valid, efficient and binding obligation of the Trustee and is enforceable pursuant to its terms; and

(j) it checked the accuracy of information contained herein, on the Date of Issue, based on information provided by the Issuer.

6.3. Trustee shall perform its duties as of the signature date hereof and shall remain in office until the full settlement of Debentures or until its effective replacement.

6.4. The following compensation shall be due by the Issuer to the Trustee, as fees for the duties and attributions assigned thereto, pursuant to the applicable laws and rules and this Indenture:

(a) annual installments of nine thousand reais (R$9,000.00), the first installment being due five (5) days as of the signature date of the Indenture and other installments on the same dates of subsequent years. Annual installments shall be due until the full settlement of Debentures, in the event these are not settled on the Maturity Date. Fees provided for in this item shall be annually adjusted by the variation of the Extended Consumer Price Index, published by the Brazilian Institute of Geography and Statistics, or by index to replace it, calculated pro rata temporis as of the Date of Issue.

(b) additional amount, in the event of failure to pay for Debentures or restructuring of Debentures conditions after the Issue, corresponding to five hundred reais (R$500.00) per man hour worked: (i) attendance at formal meetings with the Issuer and/or Debenture Holders; and (ii) implementation of the decisions made in these events, this additional amount being due five (5) days after receipt of submission by the Trustee of “timesheets” to the Issuer. The restructuring of Debentures means, for the purposes of this item, the events related to the alteration: (i) in payment terms (clarifying that the events related to the amortization of Debentures are not deemed as Debentures restructuring); and (ii) early maturity conditions; and

(c) in case of executing amendments to the Indenture, the additional amount of five hundred reais (R$500.00) shall be due to the Trustee, per man hour worked in these changes.

6.4.1. Fees do not cover travel, accommodation, transportation and publication expenses necessary to the Trustee perform its activities, during or after services being implemented, which are to be borne by the Issuer after previous approval. Expert expenses, such as legal counsel to the Trustee in the event of default are also not included in the fees and shall be borne by the Issuer. Eventual expenses, deposits and court costs, as well as indemnification, deriving from lawsuits filed against the Trustee as a result of the performance of its duties or its performance in defense of the operation structure shall be borne by Debenture Holders. These expenses include attorney’s fees to defend the Trustee and shall be equally advanced by Debenture Holders and refunded by the Issuer.

6.4.2. In the event the Issuer fails to pay all legal and administrative proceeding expenses, incurred by the Trustee in order to safekeep the Debenture Holders' interests shall be previously approved and advanced by Debenture Holders and subsequently, as provided for by laws, refunded by the Issuer, provided that these expenses are properly evidenced. These expenses to be advanced by Debenture Holders also include third party’s attorney’s fees, deposits, court costs referring to lawsuits filed by Trustee or deriving from lawsuits filed against the Trustee in the performance of its duties, while representative of Debenture Holders. Eventual expenses, deposits and court costs deriving from loss of suit (in this case, in the event of groundlessness of the claim filed against the Issuer) in lawsuits shall be equally borne by Debenture Holders.

6.4.2.1. In the event of a failure to pay the Trustee's fees is not remedied by the Issuer within thirty (30) days as of the maturity date of respective fees, said compensation shall be directly charged from Debenture Holders, within no later than ten (10) days as of Trustee’s notification in this regard, and the amounts due shall be apportioned between Debenture Holders, observing the proportion between the amount of Debentures held by each Debenture Holder and the total amount of Outstanding Debentures.

6.5. The following are the duties and attributions of the Trustee, besides others provided for by laws, in CVM normative rulings or this Indenture:

(a) protect the rights and interests of Debenture Holders, employing in the performance of its duties, the care and diligence that every active and honest man usually employs when administering his own assets;

(b) waive its duty in the event of new conflicts of interests or any other type of incapacity;

(c) safekeep all the bookkeeping and other documents related to the performance of its duties;

(d) check, when it accepts the duties, the accuracy of information contained herein, handling the remedies of omissions, failures or faults Trustee is aware of;

(e) promote at the appropriate authorities, if the Issuer fails to do it, the registration of this Indenture and respective amendments, solving any gaps and irregularities, whereby the Issuer shall provide the information and documents necessary to said registration;

(f) follow-up on the observance of the periodicity of mandatory information, warning Debenture Holders about eventual omissions or inaccuracies of said information;

(g) issue reports on the adequacy of information contained in the proposals to change the conditions of Debentures;

(h) request when deemed necessary to the faithful performance of its duties, at the Issuer’s expenses, Issuer’s updated certificates of state civil court clerk (including bankruptcies, court reorganization proceedings and tax foreclosures), federal court clerks of the tax courts, protest office, boards of conciliation and judgment, labor courts and Office of the General Counsel to the Public Treasury at the Issuer’s headquarters jurisdiction;

(i) request, when deemed necessary, at the Issuer’s expenses, and as long as justified, an extraordinary auditing of the Issuer;

(j) when necessary call for the Debenture Holders General Meeting, by means of announcement published, at least, three times in the print media where Issuer publishes its documents;

(k) attend the Debenture Holders General Meeting, in order to provide the information requested;

(l) prepare reports addressed to the Debenture Holders, pursuant to Article 68, Paragraph 1, item “b” of Brazilian Corporate Law related to the Issuer’s fiscal years, which shall contain, at least, the information required by section XVII of CVM 28 Rule, where applicable;

(m) daily calculate, jointly with the Issuer, the Unit Face Value of Debentures, making it available to Debenture Holders, to the Issuer and market participants, through its call center and/or website;

(n) make the report referred to in item (l) above available to the Debenture Holders within four (4) months subsequent to the Issuer’s fiscal year-end. The report shall be available at the following places:

(i) Issuer’s headquarters;

(ii) Trustee’s headquarters;

(iii) at CVM; and

(iv) at Lead Manager’s headquarters.

(o) publish, at the Issuer’s expenses, in print media where the Issuer publishes its documents, an announcement notifying the Debenture Holders that the report is available at the places indicated in the previous item;

(p) keep updated a list of Debenture Holders and respective addresses, also, by requesting information with the Issuer, the Bookkeeping Agent and CETIP;

(q) oversee the compliance with the clauses hereof and all those enforcing negative and affirmative covenants;

(r) notify the Debenture Holders, individually, or if this is not possible, through notice published in the newspapers where the Issuer publishes its documents, within no later than ninety (90) consecutive days as of the date when it is aware of the event, on any failure on the Issuer’s part to comply with the obligations assumed herein, mentioning the place where further information will be available to stakeholders; a notice of equal content shall be sent to CVM and CETIP; and

(s) disclose the information referred to in item “k”, section XVII, Article 12 of CVM Rule 28 on its Web page, as soon as it is aware thereof;

6.6. The Trustee will employ any court or out-of-court proceedings against the Issuer to protect and defend the interests of Debenture Holders in realization of their credits, and in the event the Issuer fails to comply with any obligation provided for herein, not remedied within the terms provided for in item 4.12. above, where applicable, shall:

(a) declare the early maturity of Debentures and collect the principal and ancillary charges, observing the conditions hereof;

(b) petition for the Issuer’s bankruptcy;

(c) take all the measures necessary for the realization of Debenture Holders credits; and

(d) represent the Debenture Holders in bankruptcy proceeding, court and out-of-court reorganization proceeding, intervention or winding-up of the Issuer.

6.6.1. The Trustee, pursuant to item 4.12. hereof, only shall be held harmless from responsibility due to the non-adoption of the measures envisaged in items (a) and (d) above, if the Debenture Holders General Meeting so authorizes pursuant to item 4.12. above, by unanimous decision of the holders of Outstanding Debentures.

6.7. The Trustee will not issue any type of opinion or make any judgment of value referring to advice on any fact of the Issue under the responsibility of Debenture Holders’ resolution, undertaking to only act in conformity with the provisions herein and also according to the instructions sent by Debenture Holders pursuant to this Indenture. In this regard, the Trustee does not have any responsibility on the results or on the legal effects deriving from the strict compliance with the Debenture Holders’ guidance before the Issue, regardless of any losses caused due to this non-compliance. The Trustee’s performance is restricted to the scope of CVM Rule 28 and articles applicable in Brazilian Corporate Law and the Trustee shall be held harmless, under any form or on any pretext, from any additional responsibility not deriving from applicable laws.

6.8. The Trustee’s acts or pronouncements that create responsibility for Debenture Holders and/or exempting third parties from obligations towards them, as well as those related to the due compliance with the obligations assumed herein, shall only be valid when previously resolved at the Debenture Holders General Meeting.

6.9. In the case of absence or temporary impediments, waiver, winding-up, dissolution or liquidation, or any other case of vacancy in the position of Trustee of the Issue, a Debenture Holders General Meeting shall be held, within no later than thirty (30) consecutive days as of the event, to elect the new Trustee of the Issue, and the meeting may be called by the Trustee to be replaced by the Issuer, by Debenture Holders, representing, at least, ten percent (10%) of the Outstanding Debentures or by CVM. If call notice does not occur within fifteen (15) consecutive days before the end of the term mentioned above, the Issuer shall call for this meeting and CVM may appoint an interim alternate, while the new Trustee of the Issue is not elected. The replacement shall not imply compensation to the New Trustee higher than that agreed upon.

6.9.1. If the Trustee is unable to continue performing its activities due to circumstances subsequent to this Indenture, the Trustee shall promptly notify this fact to the Issuer and to the Debenture Holders, requesting its replacement.

6.9.2. After the end of term for subscription and payment of all Debentures, the Debenture Holders can replace the Trustee and appoint its alternate at the Debenture Holders General Meeting specially convened for this purpose.

6.9.3. In the event of actual replacement of the Trustee, this alternate will receive the same fees received by Trustee in all its terms and conditions, and the first annual installment due to alternate will be calculated pro rata temporis, as of the start date of the performance of its duties as Trustee of the Issue. These fees may change by common agreement between the Issuer and alternate trustee, provided that if previously approved at the Debenture Holders General Meeting.

6.9.4. In any assumption, the replacement of the Trustee shall be subject to the previous notice to CVM and to the compliance with the requirements provided for in CVM Rule 28 and any applicable subsequent rules.

6.9.5. The replacement of the Trustee on a permanent basis shall be purpose of amendment to this Indenture, which shall registered pursuant to item 2.3.

6.9.5.1. The alternate Trustee, immediately after its nomination, shall notify this fact to Debenture Holders as notice pursuant to other publications of the Issuer.

6.9.6. CVM related rules and precepts shall apply to the hypotheses of the Trustee’s replacement.

CLAUSE 7– DEBENTURE HOLDERS GENERAL MEETING

7.1. The Debenture Holders, at any time, may hold a General Meeting, pursuant to Article 71 of Brazilian Corporate Law, in order to resolve on the matter of Debenture Holders' interest (“Debenture Holders General Meeting”).

7.2. Debenture Holders General Meetings may be called by the Trustee, by the Issuer, by Debenture Holders, representing, at least, ten percent (10%) of the Outstanding Debentures or by CVM.

7.3. The provisions of Brazilian Corporate Law shall apply to the Debenture Holders General Meeting, concerning the shareholders’ general meeting.

7.4. The call notice of the Debenture Holders General Meeting shall occur by means of announcement published, at least, three (3) times pursuant to item 4.17. above, observing other rules related to the publication of call notice for general meetings mentioned in Brazilian Corporate Law, applicable rules and this Indenture.

7.5. Pursuant to Article 71, Paragraph 3 of Brazilian Corporate Law, the Debenture Holders General Meetings shall be instated in first call, with the attendance of at least, 50% of Outstanding Debentures and in second call, with any quorum.

7.6. At the resolutions of the Debenture Holders General Meetings, each Outstanding Debenture shall be entitled to one vote, accepting the empowerment of attorney-in-fact, whether or not Debenture Holder.

7.7. For the purposes of quorum to open the meeting and/or decision-making referred to by this Clause 7, “Outstanding Debentures” shall mean all the Debentures outstanding on the market, excluding Debentures held in treasury by the Issuer, or owned by controlling shareholders or any of its subsidiaries or associated companies, as well as respective officers or board members and spouses. For the purposes of quorum decision-making, absentee's votes will not be counted.

7.8. The attendance of the Issuer’s legal representatives shall be authorized at the Debenture Holders General Meetings.

7.9. The Trustee shall attend the Debenture Holders General Meeting and provide Debenture Holders with information requested.

7.10. The chairmanship and the secretary of the Debenture Holders General Meetings shall be incumbent upon the Trustee's representatives or those designated by CVM.

7.11. Except for the quorums expressly provided for in other clauses hereof, the resolutions taken at the Debenture Holders General Meeting shall be subject to the approval of Debenture Holders, representing, at least, seventy-five percent (75%) of the Outstanding Debentures.

7.12. The amendments related to the characteristics of Debentures, to the extent these are proposed by the Issuer, such as, for instance, (i) the Remuneration, except for the occurrence of any of the assumptions provided for in items 4.9.4 to 4.9.6. above, (ii) the

Payment Date of Remuneration, (iii) the maturity term of Debentures; or (iv) the assumptions of early maturity shall be subject to the approval of Debenture Holders, representing, at least, ninety percent (90%) of the Outstanding Debentures.

CLAUSE 8 – ISSUER’S STATEMENTS

8.1. The Issuer hereby declares that:

I. it is a company duly organized and validly existing as a corporation, pursuant to the Brazilian laws, and registered as a publicly-held company before CVM;

II. it is duly authorized and has obtained all the corporate and/or regulatory authorizations to execute this present Indenture, the Offering Agreement and the compliance with all the obligations provided for therein and the performance of the Issue and Restricted Offering, and all legal and corporate requirements then necessary have been fully met;

III. the Issuer’s legal representatives who signed this present Indenture and the Offering Agreement have corporate powers and/or are delegated to assume on the Issuer’s behalf, the obligations provided for herein and therein and in case of attorneys-in-fact they have the powers legally granted, and their respective terms of office are in force;

IV. this present Indenture and the Offering Agreement and other obligations provided for therein represent legal, valid, binding and effective obligations of the Issuer, enforceable according to its terms and conditions;

V. it is in compliance with the obligations provided for in this Indenture and in the Offering Agreement to which is party, and no Default Event occurred and does not exist;

VI. it is fully aware of and fully agrees with the way of disclosure and the calculation of DI Rate, as well as the calculation of Remuneration was agreed upon by free will of the Issuer, pursuant to the principle of good faith;

VII. all the written information provided until the Date of Issue by the Issuer or on its behalf to the Trustee and/or Debenture Holders in relation to this present Indenture and the Offering Agreement does neither contain any false or misleading information in any relevant aspect nor fails to inform any relevant fact necessary to make the information contained therein, in view of the circumstances this information was rendered, be not misleading, understanding for the purposes of this section that forward-looking projections should not be deemed as real statements; and

VIII. the information rendered and provided by the Issuer to the Trustee and/or Debenture Holders are accurate, consistent, correct and sufficient, thus, allowing Accredited Investors to make a grounded decision on the Offering.

CLAUSE 9 – NOTIFICATIONS

9.1. All documents and notices pursuant to this Indenture, shall always be made in writing and shall be addressed as follows:

To the Issuer:
COMPANHIA SIDERÚRGICA NACIONAL
Avenida Brigadeiro Faria Lima, n.º 3400, 20º andar São Paulo - SP
Attn: Messrs. Alberto Monteiro / Ubiratan Paes
Telephone: (55 11) 3049-7553 / (55 11) 3049-7170
Fac-simile: (55 11) 3049-7480

To the Trustee:
OLIVEIRA TRUST DTVM S.A.
Avenida das Américas, n.º 500, Bloco 13, sala 205
Rio de Janeiro - RJ
Attn.: Gustavo Dezouzart Teixeira Pinto
Telephone: (55 21) 3514-0000
Fac-simile: (55 21) 3514-0099

To the Agent Bank:
ITAÚ UNIBANCO S.A.
Av. Engenheiro Armando de Arruda Pereira, n.º 707, 7º Andar, Torre Eudoro Vilela
São Paulo – SP
CEP: 04309-010
Attn.: Claudia Vasconcellos
Telephone: (55 11) 5029-1910
Fac-simile: (55 11) 5029-1920

To the Bookkeeping Agent:
ITAÚ CORRETORA DE VALORES S.A.
Av. Engenheiro Armando de Arruda Pereira, n.º 707, 7º Andar, Torre Eudoro Vilela
São Paulo – SP
CEP: 04309-010
Attn.: Claudia Vasconcellos
Telephone: (55 11) 5029-1910
Fac-simile: (55 11) 5029-1920

To CETIP
CETIP S.A. – BALCÃO ORGANIZADO DE ATIVOS E DERIVATIVOS
Avenida Brigadeiro Faria Lima, n.º 1.663, 4º andar, Jardim Paulistano
São Paulo – SP
CEP: 01452-001
Attn.: Securities Manager
Telephone: (55 11) 3111-1596
Fac-simile: (55 11) 3111-1564

9.2. The notices referring to the Indenture shall be deemed as delivered with receipt of acknowledgment or "notice of receipt" issued by mail, or via cable at the addresses mentioned above. The notices sent via fac-simile shall be deemed as received on the sending date, as long as its receipt is acknowledged (receipt issued by addresser’s machine). The change in any of the addresses mentioned above shall be immediately notified to the other party by the party that had its address altered, noting that the party that fails to comply with this obligation shall be liable for the damages caused.

CLAUSE 10 – MISCELLANEOUS

10.1. The waiver to any of the rights deriving herefrom shall not be presumed. Therefore, no delay, omission or forbearance in the exercise of any right, permission or remedy entitled to either party to this present Indenture, will harm this right, permissions or remedies, nor will be construed as waiver thereto or the agreement with such default, neither representing renewal or change in any other obligations assumed herein or preceding referring to any other default or delay.

10.2. In the event any of the provisions hereof are deemed as illegal, invalid or inefficient, all other provisions not affected by this judgment shall prevail, and the parties shall undertake to replace the provision affected by another that, to the greatest extent, produces the same effect.

10.3. This present Indenture and Debentures represent extrajudicially enforcement instrument, pursuant to Article 585, sections I and II of the Brazilian Code of Civil Procedure, and the obligations contained therein shall be subject to specific performance, pursuant to Articles 632 and thereafter of the Brazilian Code of Civil Procedure.

10.4. The terms set forth herein shall be estimated according to the rule set forth in Article 132 of the Brazilian Civil Code, excluding the start date and including the maturity date.

10.5. Any and all costs incurred in view of the registration of this Indenture and any amendments, and corporate acts related to this Issue, at JUCESP shall be the sole responsibility of the Issuer.

10.6. Any amendment to this present Indenture, previously approved at the Debenture Holders General Meeting only shall be deemed as valid if formalized in writing, in instrument signed by all the parties.

CLAUSE 11 – LAWS AND COURT

11.1. This Indenture shall be ruled by the laws of the Federative Republic of Brazil. The courts of the judicial district of São Paulo are elected, excluding any other, no matter how privileged it may be, to settle any controversies deriving herefrom.

In witness whereof, the Issuer and the Trustee sign this present Indenture in four (4) counterparts of equal tenor and form, jointly with two (2) undersigned witnesses.

São Paulo, July 12, 2011.

Page of signatures of the “Private Instrument of Indenture of the fifth (5th) issue of Unsecured Non-Convertible Debentures in a Single Series for Public Offering with Restricted Placement Efforts of Companhia Siderúrgica Nacional.”

COMPANHIA SIDERÚRGICA NACIONAL

Name:	Name:
Title:	Title:

Page of signatures of the “Private Instrument of Indenture of the fifth (5th) issue of Unsecured Non-Convertible Debentures in a Single Series for Public Offering with Restricted Placement Efforts of Companhia Siderúrgica Nacional.”

OLIVEIRA TRUST DTVM S.A.

______________________________________
Name:
Title:

Page of signatures of the “Private Instrument of Indenture of the fifth (5th) issue of Unsecured Non-Convertible Debentures in a Single Series for Public Offering with Restricted Placement Efforts of Companhia Siderúrgica Nacional.

WITNESSES:

Name:	Name:
Individual taxpayer’s register (CPF):	Individual taxpayer’s register (CPF):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 06, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.